EXHIBIT 99.1

Brookfield Infrastructure Reports 2019 Year-End Results

7% growth in distributions ─ 11th consecutive annual increase

BROOKFIELD, NEWS, Feb. 10, 2020 (GLOBE NEWSWIRE) -- Brookfield Infrastructure (NYSE: BIP; TSX: BIP.UN) today announced its results for the year ended December 31, 2019.

	For the three months		For the year
	ended Dec 31,		ended Dec 31,
US$ millions (except per unit amounts), unaudited	2019	2018	2019	2018
Net income[1]	$23	$71	$233	$410
– per unit[2,3]	$(0.07)	$0.06	$0.07	$0.59
FFO[4]	$358	$326	$1,384	$1,231
– per unit[5]	$0.86	$0.82	$3.40	$3.11

Brookfield Infrastructure reported net income for the year of $233 million ($0.07 per unit) compared to $410 million ($0.59 per unit) in the prior year or $201 million on a comparable basis; an increase of 16%. Net income for the year benefited from strong organic growth across our operations and contributions from recent acquisitions. Prior year results included a gain of $209 million (net of tax) realized on the sale of our investment in an electricity transmission business.

FFO of $1.38 billion benefited from solid organic growth of 9%, and contributions from new investments. Our per unit FFO was impacted by equity capital that was raised earlier this year and not yet fully invested and contributing to earnings. Excluding this impact, our FFO per unit would have increased by 11% compared to the prior year.

“2019 was one of the most active and positive years in our company’s history. Our financial results and operating performance were strong and we added high-quality assets to each of our operating segments,” said Sam Pollock, Chief Executive Officer of Brookfield Infrastructure Partners. “Our business is well-positioned for continued growth and our outlook remains positive. We are on track to raise $1.5─2 billion of capital from our ongoing capital recycling program. Our plan is to redeploy proceeds from asset sales into higher yielding new investments which should provide for another period of outsized FFO growth.”

Segment Performance

Our utilities segment contributed FFO of $577 million in 2019. This is consistent with the prior year, which included the contribution of approximately $25 million from the Chilean electricity transmission business sold in 2018. The segment generated organic growth of 8%, reflecting inflation-indexation and $300 million of capital commissioned into rate base. Results also benefited from the initial contribution of the North American regulated natural gas transmission business acquired in October. These contributions were partially offset by the weakening of foreign currencies, which lowered results by $14 million.

Our transport segment generated FFO of $530 million, compared to $518 million in the prior year. Organic growth of 5% was driven by GDP-linked volume increases and higher tariffs across most of our operations. The segment benefited from strong agricultural rail volumes in Australia and Brazil, and higher traffic and tariffs of 3% and 4%, respectively, across our global toll road portfolio. FFO from our port operations exceeded prior year levels by approximately 25%, excluding the contribution from our European port operation which was sold in mid-2019. This increase primarily reflects growth in container volumes at our U.K. operations and higher tariffs at our Australian ports.

FFO from our energy segment was $412 million, an increase of 53% over the prior year. This significant increase is primarily attributable to the $1.2 billion of capital deployed to acquire two North American businesses in late 2018 and a natural gas pipeline in India in the first quarter of 2019. Results also benefited from organic growth of 16%, which was attributable to higher volumes at our North American natural gas pipeline business and new customer connections at our distributed energy businesses in North America.

FFO from our data infrastructure segment totaled $136 million in 2019, an increase of over 75% relative to 2018. This step change in FFO was a result of contributions related to capital deployed at our French telecommunications business, as well as four new investments which enabled us to establish our global data infrastructure franchise. These acquisitions include three data storage operations in the U.S., Brazil and Australia, as well as an integrated data distribution business in New Zealand.

The following table presents FFO by segment:

	For the three months		For the year
	ended Dec 31,		ended Dec 31,
US$ millions, unaudited	2019	2018	2019	2018
FFO by segment
Utilities	$152	$138	$577	$576
Transport	128	129	530	518
Energy	109	90	412	269
Data Infrastructure	42	20	136	77
Corporate	(73)	(51)	(271)	(209)
FFO	$358	$326	$1,384	$1,231

Update on Strategic Initiatives

The fourth quarter was very active from an investment perspective. We completed two previously announced acquisitions, investing $750 million (BIP’s share) in a North American rail business and the federally regulated assets of our Western Canadian natural gas gathering and processing operation. In addition, we have successfully expanded our data infrastructure segment, committing nearly $1 billion (BIP’s share) in three separate transactions:

  Indian Telecom Towers – We finalized an agreement with Reliance Jio to acquire a portfolio of telecom towers in India. We will be investing up to $400 million (BIP’s share) and expect to complete this acquisition in the first quarter of 2020.

  U.S. Data Transmission and Distribution Business – In late December, we entered into an agreement to acquire 100% of Cincinnati Bell Inc. (“CBB”) in a take-private transaction investing $480 million (BIP’s share). CBB is a leading fiber-to-the-home business in the U.S., serving approximately 1.3 million residential and business customers in greater Cincinnati and Hawaii. This is an attractive business with substantial growth prospects. The transaction is subject to shareholder and regulatory approvals, which, if obtained, would likely result in a closing of this transaction in late 2020.

  U.K. Telecom Towers – In December, we completed the acquisition of a U.K.-based independent wireless infrastructure company, investing $140 million (BIP’s share). It is comprised of over 2,000 fully contracted operating towers and distributed antenna systems. The business is well-positioned to capture expected network growth in the U.K. and has significant potential to leverage Brookfield’s real estate holdings to expand into other jurisdictions outside of the U.K.

We are also making good progress on the next phase of our capital recycling program. We completed three asset sales which were announced last quarter, including the divestment of our Australian district energy and distribution business, our regulated distribution operation in Colombia and a further 33% interest in our Chilean toll road business. In total, these transactions generated net proceeds of $550 million (BIP’s share).

Furthermore, during the fourth quarter, we signed a binding agreement to sell our North American electricity transmission operation for proceeds of approximately $60 million to BIP. The transaction is expected to close in mid-2020 and generate an after-tax IRR and multiple of capital of approximately 23% and 3.5 times, respectively.

Distribution Increase

The Board of Directors has declared a quarterly distribution in the amount of $0.5375 per unit, payable on March 31, 2020 to unitholders of record as at the close of business on February 28, 2020. This distribution represents a 7% increase compared to the prior year. The regular quarterly dividends on the Cumulative Class A Preferred Limited Partnership Units, Series 1, Series 3, Series 5, Series 7, Series 9 and Series 11 have also been declared, as well as the initial dividend for BIP Investment Corporation Senior Preferred Shares, Series 1.

Board of Directors Update

After 12 years as Chairman of the Board of Brookfield Infrastructure, Derek Pannell has stepped aside from his role as Chairman, but will continue as an independent director. In conjunction, Anne Schaumburg has agreed to assume the role of Chair of the company. Anne has served on the Board of Brookfield Infrastructure for 11 years and has been Chair of the Audit Committee for the last 10 years. Anne will continue her role as Chair of the Audit Committee, in addition to her new role as BIP’s Chair.

Furthermore, Brookfield Infrastructure is pleased to announce the appointment of Roslyn Kelly to the Board of Brookfield Infrastructure Partners Limited, effective February 7, 2020. Roslyn brings over 25 years of experience in financial markets. She is currently a Senior Managing Director in Mediobanca’s Alternative Asset Management Group, based in London. Ms. Kelly has fulfilled various investment banking and portfolio management roles throughout her career within several large global financial institutions. Roslyn will replace John Mullen, who has stepped down from the Board for personal reasons.

Anne Schaumburg stated, “I am very pleased to welcome Roslyn Kelly to the Board and look forward to her advice and guidance. Roslyn is an experienced business executive whose background will be of great benefit to our global operations.”

Additional Information

The Board has reviewed and approved this news release, including the summarized unaudited financial information contained herein.

Brookfield Infrastructure’s Letter to Unitholders and Supplemental Information are available at www.brookfield.com/infrastructure.

Brookfield Infrastructure Partners is a leading global infrastructure company that owns and operates high quality, long-life assets in the utilities, transport, energy and data infrastructure sectors across North and South America, Asia Pacific and Europe. We are focused on assets that generate stable cash flows and require minimal maintenance capital expenditures.

Brookfield Infrastructure is the flagship listed infrastructure company of Brookfield Asset Management, a leading global alternative asset manager with over $540 billion of assets under management. More information is available at www.brookfield.com.

Brookfield Infrastructure Partners is listed on the New York and Toronto stock exchanges. Further information is available at https://bip.brookfield.com and investors are encouraged to consult the website.

Please note that Brookfield Infrastructure Partner’s previous audited annual and unaudited quarterly reports have been filed on SEDAR and Edgar, and can also be found in the shareholders section of its website at https://bip.brookfield.com. Hard copies of the annual and quarterly reports can be obtained free of charge upon request.

For more information, please contact:

Media: Claire Holland Vice President, Communications Tel: (416) 369-8236 Email: claire.holland@brookfield.com	Investors: Melissa Low Vice President, Investor Relations Tel: (416) 956-5239 Email: melissa.low@brookfield.com

Conference Call and Quarterly Earnings Details

Investors, analysts and other interested parties can access Brookfield Infrastructure’s 2019 Year-End Results as well as the Letter to Unitholders and Supplemental Information on Brookfield Infrastructure’s website under the Investor Relations section at www.brookfield.com/infrastructure.

The conference call can be accessed via webcast on February 10, 2020 at 9:00 a.m. Eastern Time at https://edge.media-server.com/mmc/p/oce79qif or via teleconference at 1-866-688-9459 toll free in North America. For overseas calls please dial +1-409-216-0834, at approximately 8:50 a.m. Eastern Time. A recording of the teleconference can be accessed at 1-855-859-2056 or +1-404-357-3406 (Conference ID: 7245389).

Note: This news release may contain forward-looking information within the meaning of Canadian provincial securities laws and “forward-looking statements” within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, Section 21E of the U.S. Securities Exchange Act of 1934, as amended, “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995 and in any applicable Canadian securities regulations. The words “anticipate”, “will”, “target”, “future”, “growth”, “expect”, “believe”, “may”, derivatives thereof and other expressions which are predictions of or indicate future events, trends or prospects and which do not relate to historical matters, identify the above mentioned and other forward-looking statements.  Forward-looking statements in this news release may include statements regarding expansion of Brookfield Infrastructure’s business, the likelihood and timing of successfully completing the transactions referred to in this news release, statements with respect to our assets tending to appreciate in value over time, the future performance of acquired businesses and growth initiatives, the commissioning of our capital backlog, the pursuit of projects in our pipeline, the level of distribution growth over the next several years and our expectations regarding returns to our unitholders as a result of such growth. Although Brookfield Infrastructure believes that these forward-looking statements and information are based upon reasonable assumptions and expectations, the reader should not place undue reliance on them, or any other forward-looking statements or information in this news release. The future performance and prospects of Brookfield Infrastructure are subject to a number of known and unknown risks and uncertainties.  Factors that could cause actual results of Brookfield Infrastructure to differ materially from those contemplated or implied by the statements in this news release include general economic conditions in the jurisdictions in which we operate and elsewhere which may impact the markets for our products and services, the ability to achieve growth within Brookfield Infrastructure’s businesses and in particular completion on time and on budget of various large capital projects, which themselves depend on access to capital and continuing favourable commodity prices, and our ability to achieve the milestones necessary to deliver the targeted returns to our unitholders, the impact of market conditions on our businesses, the fact that success of Brookfield Infrastructure is dependent on market demand for an infrastructure company, which is unknown, the availability of equity and debt financing for Brookfield Infrastructure, the ability to effectively complete transactions in the competitive infrastructure space (including the ability to complete announced and potential transactions that may be subject to conditions precedent, and the inability to reach final agreement with counterparties to transactions referred to in this press release as being currently pursued, given that there can be no assurance that any such transaction will be agreed to or completed) and to integrate acquisitions into existing operations, the future performance of these acquisitions, changes in technology which have the potential to disrupt the business and industries in which we invest, the market conditions of key commodities, the price, supply or demand for which can have a significant impact upon the financial and operating performance of our business and other risks and factors described in the documents filed by Brookfield Infrastructure with the securities regulators in Canada and the United States including under “Risk Factors” in Brookfield Infrastructure’s most recent Annual Report on Form 20-F and other risks and factors that are described therein.  Except as required by law, Brookfield Infrastructure undertakes no obligation to publicly update or revise any forward-looking statements or information, whether as a result of new information, future events or otherwise.

References to Brookfield Infrastructure are to the Partnership together with its subsidiaries and operating entities. Brookfield Infrastructure’s results include limited partnership units held by public unitholders, redeemable partnership units, general partnership units and exchange LP units.

References to the Partnership are to Brookfield Infrastructure Partners L.P.

1. Includes net income attributable to non-controlling interests ‒ Redeemable Partnership Units held by Brookfield and Exchange LP Units, limited partners and the general partner.

2. Average number of limited partnership units outstanding on a time weighted average basis for the three and twelve-month periods ended December 31, 2019 were 293.5 million and 285.6 million, respectively (2018 – 277.5 million and 276.9 million).

3. Results in a loss on a per unit basis for the three-month period ended December 31, 2019 as allocation of net income is reduced by preferred unit and incentive distributions.

4. FFO is defined as net income excluding the impact of depreciation and amortization, deferred income taxes, breakage and transaction costs, and non-cash valuation gains or losses. A reconciliation of net income to FFO is available on page 9 of this release.

5. Average number of partnership units outstanding on a fully diluted time weighted average basis, assuming the exchange of redeemable partnership units held by Brookfield and Exchange LP units for limited partnership units, for the three and twelve-month periods ended December 31, 2019 were 418.3 million and 407.6 million (2018 – 399.1 million and 395.4 million).

Brookfield Infrastructure Partners L.P.
Consolidated Statements of Financial Position

	As of December 31,
US$ millions, unaudited	2019	2018

Assets
Cash and cash equivalents	$827	$540
Financial assets	149	224
Property, plant and equipment	23,013	12,814
Intangible assets	14,386	11,635
Investments in associates	4,967	4,591
Investment properties	416	190
Goodwill	6,553	3,859
Deferred income taxes and other	5,997	2,727
Total assets	$56,308	$36,580

Liabilities and partnership capital
Corporate borrowings	$2,475	$1,993
Non-recourse borrowings	18,544	13,113
Financial liabilities	2,173	1,280
Deferred income taxes and other	10,939	5,526

Partnership capital
General partner	24	22
Limited partners	5,048	4,513
Non-controlling interest attributable to:
Redeemable partnership units held by Brookfield	2,039	1,823
Exchange LP units	18	71
Interest of others in operating subsidiaries	14,113	7,303
Preferred unitholders	935	936
Total partnership capital	22,177	14,668
Total liabilities and partnership capital	$56,308	$36,580

Brookfield Infrastructure Partners L.P.
Consolidated Statements of Operating Results

	For the three months		For the year
US$ millions (except per unit information), unaudited	ended Dec 31,		ended Dec 31,
	2019	2018	2019	2018

Revenues	$1,655	$1,428	$6,597	$4,652
Direct operating costs	(907)	(729)	(3,395)	(2,208)
General and administrative expenses	(79)	(54)	(279)	(223)
Depreciation and amortization expense	(282)	(232)	(1,214)	(801)
	387	413	1,709	1,420
Interest expense	(222)	(176)	(904)	(555)
Share of earnings (losses) from associates	136	23	224	(13)
Mark-to-market on hedging items	(47)	79	57	137
Gain on sale of associates	—	—	—	338
Other expenses	(144)	(124)	(158)	(157)
Income before income tax	110	215	928	1,170
Income tax (expense) recovery
Current	(70)	(49)	(250)	(318)
Deferred	(14)	7	(28)	(46)
Net income	26	173	650	806
Non-controlling interest of others in operating subsidiaries	(3)	(102)	(417)	(396)
Net income attributable to partnership	$23	$71	$233	$410

Attributable to:
Limited partners	(13)	26	52	192
General partner	41	34	159	137
Non-controlling interest – redeemable partnership units held by Brookfield	(5)	11	22	81
Basic and diluted earnings (loss) per unit attributable to:
Limited partners[1]	$(0.07)	$0.06	$0.07	$0.59

1. Average number of limited partnership units outstanding on a time weighted average basis for the three and 12 months ended December 31, 2019 were 293.5 million and 285.6 million, respectively (2018 – 277.5 million and 276.9 million, respectively).

Brookfield Infrastructure Partners L.P.
Consolidated Statements of Cash Flows

For the three months			For the year
US$ millions, unaudited	ended Dec 31,		ended Dec 31,
	2019	2018	2019	2018

Operating Activities
Net income	$26	$173	$650	$806
Adjusted for the following items:
Share of (earnings) losses from associates, net of distributions	(48)	8	30	72
Depreciation and amortization expense	282	232	1,214	801
Mark-to-market on hedging items, provisions and other	147	42	153	99
Gain on sale of associate	—	—	—	(338)
Deferred tax expense (recovery)	14	(7)	28	46
Change in non-cash working capital, net	(8)	(72)	68	(124)
Cash from operating activities	413	376	2,143	1,362

Investing Activities
Investments, net of disposals:
Operating assets	(7,787)	(5,246)	(9,999)	(5,825)
Associates	(115)	2	(404)	1,228
Long-lived assets	(329)	(267)	(1,144)	(816)
Financial assets	231	(35)	102	(98)
Net settlements of foreign exchange contracts	14	24	73	(53)
Cash used by investing activities	(7,986)	(5,522)	(11,372)	(5,564)

Financing Activities
Distributions to limited and general partners	(263)	(233)	(1,027)	(919)
Net borrowings:
Corporate	330	416	398	4
Subsidiary	2,615	2,322	3,573	3,951
Preferred unit and preferred shares issued, net of repurchases	—	(1)	72	341
Repurchases of partnership units, net of issuances	2	(28)	781	(16)
Cash provided by non-controlling interest, net of distributions, and other	5,019	2,071	5,745	1,057
Cash from financing activities	7,703	4,547	9,542	4,418

Cash and cash equivalents
Change during the period	$130	$(599)	$313	$216
Cash reclassified as held for sale	3	—	(13)	—
Impact of foreign exchange on cash	17	(5)	(13)	(50)
Balance, beginning of period	677	1,144	540	374
Balance, end of period	$827	$540	$827	$540

Brookfield Infrastructure Partners L.P.
Statements of Funds from Operations

	For the three months		For the year

	ended Dec 31,		ended Dec 31,

US$ millions, unaudited	2019	2018	2019	2018

Adjusted EBITDA
Utilities	$198	$181	$759	$733
Transport	175	173	722	682
Energy	136	107	514	328
Data Infrastructure	54	24	175	93
Corporate	(79)	(54)	(279)	(223)
Total	484	431	1,891	1,613

Financing costs	(146)	(121)	(585)	(444)
Other income	20	16	78	62
Funds from operations (FFO)	358	326	1,384	1,231

Depreciation and amortization	(222)	(185)	(895)	(758)
Deferred taxes and other items	(113)	(70)	(256)	(63)
Net income attributable to the partnership	$23	$71	$233	$410

Notes:
Funds from operations in this statement is on a segmented basis and represents the operations of Brookfield Infrastructure net of charges associated with related liabilities and non-controlling interests. Adjusted EBITDA is defined as FFO excluding the impact of interest expense and other income or expenses. Net income attributable to the partnership includes net income attributable to non-controlling interests – redeemable partnership units held by Brookfield and Exchange LP Units, limited partners and the general partner.

The Statements of Funds from Operations above are prepared on a basis that is consistent with the Partnership’s Supplemental Information and differs from net income as presented in Brookfield Infrastructure’s Consolidated Statements of Operating Results on page 7 of this release, which is prepared in accordance with IFRS. Management uses funds from operations (FFO) as a key measure to evaluate operating performance. Readers are encouraged to consider both measures in assessing Brookfield Infrastructure’s results.

Brookfield Infrastructure Partners L.P.
Statements of Funds from Operations per Unit

	For the three months ended Dec 31,		For the year ended Dec 31,

US$, unaudited	2019	2018	2019	2018

Earnings (loss) per limited partnership unit[1]	$(0.07)	$0.06	$0.07	$0.59
Add back or deduct the following:
Depreciation and amortization	0.53	0.47	2.20	1.92
Deferred taxes and other items	0.40	0.29	1.13	0.60
FFO per unit[2]	$0.86	$0.82	$3.40	$3.11

1.   Average number of limited partnership units outstanding on a time weighted average basis for the three and 12-month periods ended December 31, 2019 were 293.5 million and 285.6 million, respectively (2018 – 277.5 million and 276.9 million, respectively).
2.   Average number of partnership units outstanding on a fully diluted time weighted average basis, assuming the exchange of redeemable partnership units held by Brookfield and Exchange LP units for limited partnership units, for the three and 12-month periods ended December 31, 2019 were 418.3 million and 407.6 million, respectively (2018 – 399.1 million and 395.4 million, respectively).

Notes:
The Statements of Funds from Operations per unit above are prepared on a basis that is consistent with the Partnership’s Supplemental Information and differs from net income per limited partnership unit as presented in Brookfield Infrastructure’s Consolidated Statements of Operating Results on page 7 of this release, which is prepared in accordance with IFRS. Management uses funds from operations per unit (FFO per unit) as a key measure to evaluate operating performance. Readers are encouraged to consider both measures in assessing Brookfield Infrastructure’s results.

Brookfield Infrastructure Partners L.P.
Statements of Partnership Capital

	As of December 31
US$ millions, unaudited	2019	2018

Assets
Operating groups
Utilities	$2,178	$1,787
Transport	3,991	3,627
Energy	3,128	2,817
Data Infrastructure	1,318	882
Corporate cash and financial assets	273	238
	$10,888	$9,351

Liabilities
Corporate borrowings	$2,475	$1,993
Other liabilities	1,284	929
	3,759	2,922
Capitalization
Partnership capital	7,129	6,429
	$10,888	$9,351

Notes:
Partnership capital in these statements represents Brookfield Infrastructure’s investments in its operations on a segmented basis, net of underlying liabilities and non-controlling interests, and includes partnership capital attributable to non-controlling interests – redeemable partnership units held by Brookfield and Exchange LP Units, limited partners and the general partner.

The Statements of Partnership Capital above are prepared on a basis that is consistent with the Partnership’s Supplemental Information and differs from Brookfield Infrastructure’s Consolidated Statements of Financial Position on page 6 of this release, which is prepared in accordance with IFRS. Readers are encouraged to consider both measures in assessing Brookfield Infrastructure's financial position.